AMARC RESOURCES LTD.

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS AND SIX MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

(Expressed in Canadian Dollars)

(Unaudited)

Notice to Reader

In accordance with subsection 4.3(3) of National Instrument 51-102, management of the Company advises that the Company's auditors have not performed a review of these interim financial statements.

Amarc Resources Ltd.
Condensed Interim Statements of Financial Position
(Unaudited - Expressed in Canadian Dollars)

	September 30,	March 31,
	2012	2012

ASSETS

Current assets
Cash and cash equivalents	$9,430,476	$15,475,104
Amounts receivable and other assets (note 4)	346,863	1,574,196
Marketable securities (note 5)	69,925	135,675
	9,847,264	17,184,975

Non-current assets
Restricted cash	266,307	246,142
Amounts receivable (note 4)	1,643,713	743,554
Mineral properties and equipment (note 6)	1,433	1,723
	1,911,453	991,419

	$11,758,717	$18,176,394

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$413,964	$823,934
Balances due to related party (note 8(a))	41,573	6,770
Flow-through share premium	–	130,000
	455,537	960,704

Shareholders' equity
Share capital (note 7)	58,744,810	58,740,910
Reserves	4,812,737	4,558,027
Accumulated deficit	(52,254,367)	(46,083,247)
	11,303,180	17,215,690

	$11,758,717	$18,176,394

The accompanying notes are an integral part of these condensed interim financial statements.

/s/ Robert A. Dickinson	/s/ Rene G. Carrier

Robert A. Dickinson	Rene G. Carrier
Director	Director

Amarc Resources Ltd.
Condensed Interim Statements of Comprehensive Loss
(Unaudited - Expressed in Canadian Dollars, except for share information)

	Three months ended		Six months ended
	September 30		September 30
	2012	2011	2012	2011

Expenses
Exploration	$2,332,528	$1,428,361	$5,069,617	$1,680,254
Assays and analysis	375,767	62,467	655,020	83,326
Drilling	–	62,792	859,034	62,792
Equipment rental	51,360	18,945	177,916	39,578
Geological	724,727	999,712	1,007,827	1,106,631
Graphics	980	(144)	5,106	4,782
Helicopter	20,296	–	134,378	–
Property fees and assessments	805,000	–	819,090	–
Site activities	224,938	180,146	1,080,005	235,159
Socio economic	88,931	81,027	245,943	118,189
Travel and accommodation	40,529	23,416	85,298	29,797

Administration	498,388	411,931	996,696	722,855
Depreciation	145	11,253	290	26,686
Legal, accounting and audit	15,773	33,354	17,829	44,919
Office and administration	388,932	337,130	819,843	583,082
Shareholder communication	71,256	20,097	116,905	49,610
Travel	10,821	3,534	27,563	9,877
Trust and filing	11,461	6,563	14,266	8,681

Share based payments	155,195	458,432	320,460	458,432
Share based payments - exploration-related	62,746	196,179	126,212	196,179
Share based payments - administration-related	92,449	262,253	194,248	262,253

	2,986,111	2,298,724	6,386,773	2,861,541
Other items
Interest income	(46,429)	(20,620)	(86,846)	(41,857)
Flow-through share premium	–	(245,000)	(130,000)	(290,000)
Gain on sale of mineral property	–	–	–	(679,050)
Operator's fees	–	(11,237)	–	(12,304)
Tax on Flow-through share	2	–	2	–
Foreign exchange loss	1,843	940	1,191	1,039
Loss for the period	$2,941,527	$2,022,807	$6,171,120	$1,839,369

Other comprehensive loss (income):
Revaluation of available-for-sale financial assets	5,875	(64,000)	65,750	(111,000)
Comprehensive loss for the period	$2,947,402	$1,958,807	$6,236,870	$1,728,369

Basic and diluted loss per common share	$0.02	$0.02	$0.05	$0.02

Weighted average number of common shares outstanding	138,584,061	102,728,896	138,582,422	102,728,896

The accompanying notes are an integral part of these condensed interim financial statements.

Amarc Resources Ltd.
Condensed Interim Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Six months ended September 30
Cash provided by (used in):	2012	2011

Operating activities
Loss for the period	$(6,171,120)	$(1,839,369)
Adjustments for:
Common shares issued, included in exploration expenses	3,900	–
Depreciation (note 6)	290	26,686
Share based payments	320,460	458,432
Flow-through share premium	(130,000)	(290,000)
Interest and other income	(86,846)	(41,857)
Unrealized foreign exchange	108	(1,273)
Changes in working capital items
Amounts receivable and other assets	335,700	955,686
Related party balances	34,803	22,461
Accounts payable and accrued liabilities	(409,970)	1,220,172
Net cash provided by (used in) operating activities	(6,102,675)	510,938

Investing activities
Restricted cash	(20,165)	(25,040)
Interest income	78,320	41,857
Purchase of mineral property and equipment	–	(1,230)
Net cash provided by investing activities	58,155	15,587

Net increase in cash and cash equivalents	(6,044,520)	526,525
Cash and cash equivalents, beginning of the period	15,475,104	6,811,177
	9,430,584	7,337,702
Effect of exchange rate fluctuations on cash held	(108)	1,273
Cash and cash equivalents, end of the period	$9,430,476	$7,338,975

Components of cash and cash equivalents are as follows:
Cash	$9,430,476	$7,338,975

Supplementary cash flow information:
Interest received	$78,320	$41,857
Non cash financing activities:
Common shares issued included in exploration expenses	$3,900	$–

The accompanying notes are an integral part of these consended interim financial statements.

Amarc Resources Ltd.
Condensed Interim Statements of Changes in Equity
(Unaudited - Expressed in Canadian Dollars)

	Share capital	Reserves

		Share based	Share	Investment
		payments	warrants	revaluation
	Amount	reserve	reserve	reserve	Deficit	Total

Balance at April 1, 2011	$45,482,087	$870,267	$982,110	$65,749	$(38,510,486)	$8,889,727
Revaluation of available-for-sale financial assets	–	–	–	111,000	–	111,000
Share based payments	–	458,432	–	–	–	458,432
Gain for the period	–	–	–	–	(1,839,369)	(1,839,369)
Balance at September 30, 2011	$45,482,087	$1,328,699	$982,110	$176,749	$(40,349,855)	$7,619,790

Balance at April 1, 2012	$58,740,910	$1,666,133	$2,811,220	$80,674	$(46,083,247)	$17,215,690
Revaluation of available-for-sale financial assets	–	–	–	(65,750)	–	(65,750)
Share based payments	–	320,460	–	–	–	320,460
Issuance of common shares for purchase of exploration and evaluation assets	3,900	–	–	–	–	3,900
Loss for the period	–	–	–	–	(6,171,120)	(6,171,120)
Balance at September 30, 2012	$58,744,810	$1,986,593	$2,811,220	$14,924	$(52,254,367)	$11,303,180

The accompanying notes are an integral part of these condensed interim financial statements.

Amarc Resources Ltd.
Notes to Condensed Interim Financial Statements
For the three and six months ended September 30, 2012 and 2011
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS AND CONTINUANCE OF OPERATIONS

Amarc Resources Ltd. (the "Company" or "Amarc") is incorporated under the laws of the province of British Columbia, and its principal business activity is the acquisition and exploration of mineral properties. Its principal mineral property interests are located in British Columbia.

2.	BASIS OF PREPARATION

(a)	Statement of compliance

These condensed interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and results of operations of the Company since the last annual financial statements of the Company as at and for the year ended March 31, 2012 which were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and which are publicly available at www.sedar.com. These condensed interim financial statements do not include all the information required for full annual financial statements prepared in accordance with IFRS.

(b)	Judgements and estimates

The preparation of interim financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from such estimates.

In preparing these condensed interim financial statements, significant judgements made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those applied to the financial statements as at and for the year ended March 31, 2012.

Certain comparative amounts have been reclassified to conform to the presentation adopted in the current year.

(c)	Authority for issuance

A committee of the Board of Directors of the Company authorized these condensed interim financial statements on November 26, 2012 for issuance.

Amarc Resources Ltd.
Notes to Condensed Interim Financial Statements
For the three and six months ended September 30, 2012 and 2011
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES

Except as described below, the accounting policies applied by the Company in these condensed interim financial statements are the same as those applied by the Company in its financial statements as at and for the year ended March 31, 2012.

The following change in accounting policy is expected to be reflected in the Company's financial statements as at and for the year ending March 31, 2013.

Effective April 1, 2012, the Company adopted amendments to IFRS 7, Financial Instruments Disclosures, and the amendments to IAS 12, Income Taxes, that were issued by the International Accounting Standards Board (“IASB”). The application of these new and revised IFRS has not had any material impact on the amounts reported for the current and prior years but may affect the accounting for future transactions or arrangements.

4.	AMOUNTS RECEIVABLE AND OTHER ASSETS

	September 30,	March 31,
	2012	2012
Current
British Columbia Mineral Exploration Tax Credit ("METC")	$–	$1,013,817
Value added taxes refundable	253,778	441,235
Prepaid insurance	84,559	79,263
Other receivables and prepaid expenses	8,526	39,881
Total current	$346,863	$1,574,196

Non-current
British Columbia Mineral Exploration Tax Credit	$1,643,713	$743,554

5.	MARKETABLE SECURITIES

As at September 30, 2012 and March 31, 2012 the Company held common shares in several public and private companies. These marketable securities were classified as available–for–sale securities with aggregate acquisition costs of $55,001 (March 31, 2012 – $55,001). The estimated fair value of these securities based on securities exchange quotes was $69,925 (March 31, 2012 – $135,675).

Amarc Resources Ltd.
Notes to Condensed Interim Financial Statements
For the three and six months ended September 30, 2012 and 2011
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

6.	MINERAL PROPERTIES AND EQUIPMENT

	Mineral	Site	Computer	Total
	properties	equipment	equipment
Cost
Balance at April 1, 2011	$2	$45,498	$30,607	$76,107
Additions during the year	–	1,230	–	1,230
Balance at March 31, 2012	2	46,728	30,607	77,337
Additions during the period	–	–	–	–
Balance at September 30, 2012	$2	$46,728	$30,607	$77,337

Accumulated Depreciation
Balance at April 1, 2011	$–	$29,040	$19,552	$48,592
Depreciation for the year	–	15,967	11,055	27,022
Balance at March 31, 2012	–	45,007	30,607	75,614
Depreciation for the period	–	290	–	290
Balance at September 30, 2012	$–	$45,297	$30,607	$75,904

Net Carrying Values
At March 31, 2012	$2	$1,721	$–	$1,723
At September 30, 2012	$2	$1,431	$–	$1,433

(a)	Silver Vista Property

In July 2012, Amarc acquired a 100% interest in the approximately 30 square kilometre Silver Vista property located in west central British Columbia for $800,000 cash. The mineral claims purchased are subject to an underlying 2% net smelter return royalty ("NSR"), of which 1% can be acquired by Amarc for $1 million, and thereafter the remaining 1% NSR is subject to a Right of First Refusal.

In addition Amarc has staked approximately 635 square kilometres of mineral claims in the region of the Silver Vista property to cover prospective host rocks.

(b)	Newton Property

In August 2009, the Company entered into an agreement ("Newton Agreement") with Newton Gold Corp. ("Newton Gold") (at that time named New High Ridge Resources Inc.), whereby the Company acquired the right to earn an 80% interest in the Newton property by making certain cash and share payments to the underlying owners and funding $4,940,000 in exploration expenditures over a specified period.

The agreement with Newton Gold was subject to an underlying option agreement ("Underlying Agreement") with arm's length parties, whereby Newton Gold had the right to acquire a 100% undivided interest in all the claims held under that Underlying

Amarc Resources Ltd.
Notes to Condensed Interim Financial Statements
For the three and six months ended September 30, 2012 and 2011
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

Agreement through a series of staged payments and share issuances (which payments and share issuances have been completed), in addition to the required exploration expenditures (which have also been completed). All the conditions in the Newton Agreement were met in May 2011, and the Company's 80% interest in the Newton property then vested. Amarc entered into the Newton Joint Venture Agreement (the "Newton JV Agreement") with Newton Gold. In June 2011, the Company and Newton Gold agreed to incorporate adjacent mineral claims then held by the Company into the Newton JV Agreement. The Company recorded a gain of $679,050 on this transaction, as the Company's expenditures on these adjacent mineral claims had previously been expensed.

On March 1, 2012, Newton Gold ceased its pro-rata funding of the Newton Joint Venture. Consequently, expenditures on the properties subject to the Newton JV Agreement on or subsequent to March 1, 2012 are on the account of the Company.

In May 2012, subsequent to the year end, the Newton JV Agreement was terminated and the 20% participating interest of Newton Gold was converted to a 5% net profits interest. Accordingly, Amarc holds a 100% interest in the Newton Property.

The mineral claims defined in the underlying option agreement to the Newton Agreement are subject to a 2% net smelter returns royalty ("NSR"), which royalty may be purchased at any time by Amarc for $2,000,000. Advance royalty payments of $25,000 per annum commenced on January 1, 2011.

(c)	Blackwater properties

Galileo and Hubble Properties

Amarc owns a 100% interest in the approximately 970 square kilometre Galileo and Hubble properties, which are located within the Blackwater district, located approximately 120 kilometres southwest of Vanderhoof, BC.

In December 2011, Amarc purchased the 70 square kilometre Hubble East exploration property for $50,000 cash and 80,000 common shares of Amarc. The cash payment and the share issuance were completed in January 2012.

Blackwater South Property

In September 2011, the Company entered into an Option Agreement with an individual (the "Optionor"), whereby the Company was granted an option to acquire an undivided 100% interest in the Blackwater South property, which is located in the Omineca Mining Division, British Columbia, by making cash payments of $35,000 and issuing 140,000 common shares in tranches over a two year period. The Company must also expend a minimum of $50,000 in exploration expenditures prior to October 20, 2013, and a further $50,000 must be expended prior to October 20, 2014. The Optionor will retain a net smelter returns royalty ("NSR") of 2%. By making a cash payment of $1,000,000 at any time, the Company may purchase one half of the royalty (1%) and cap the remaining 1% royalty at $5,000,000.

Amarc Resources Ltd.
Notes to Condensed Interim Financial Statements
For the three and six months ended September 30, 2012 and 2011
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

To September 30, 2012, the Company had paid $5,000 and issued 20,000 shares to the Optionor, and had incurred approximately $42,000 in exploration expenditures on the Blackwater South property.

(d)	Tulox Property

The Tulox property (the "Property") was acquired by the Company in stages by staking between 2005 to 2007.

In April 2009, the Company entered into an agreement with Tulox Resources Inc. ("Tulox") (formerly named Sitec Ventures Corp.), and amended the agreement on March 23, 2010 and July 27, 2010, whereby Tulox may acquire a 50% interest in the Property for consideration of 1,525,000 Tulox common shares and by incurring $1,000,000 in expenditures on the Property over three years. Under this agreement, Tulox may acquire a 100% interest by issuing an additional 1,100,000 of its common shares to Amarc and by incurring a further $1,000,000 in expenditures on the property on or before August 1, 2013.

In July 2011, Tulox assigned the option agreement to a subsidiary company, Newlox Gold Ventures Corp. ("Newlox"), as part of a corporate reorganization and Newlox entered into an amended option agreement with Amarc, which was further amended in December 2011. Pursuant to the latest amendments, Newlox can acquire a 100% interest in the Property by spending $2,000,000 on the Property and issuing 2,325,000 common shares in its capital to Amarc, in tranches ending December 2014.

To September 30, 2012, the Company had received $10,000 cash and 775,000 Tulox common shares under the agreements and a further 225,000 Newlox common shares under the amended option agreement. The agreement is subject to certain conditions including regulatory approval.

Under the agreement, the Company is entitled to receive a 3% net smelter returns royalty ("NSR") following the commencement of commercial production on the Property. In addition, the Company receives a "back–in right" whereby the Company can acquire a 60% interest in the Property by agreeing, within 90 days of the completion of a pre– feasibility study, to fund a further $10,000,000 of exploration expenditures on the Property. However, upon exercise of the "back–in right", the Company's entitlement to an NSR will reduce to 1.2% from 3%.

(e)	Franklin Property

In March 2012, Amarc purchased outright 100% of the Franklin property under a Mineral Property Purchase Agreement with two unrelated individuals (the "Vendors"), in consideration of the payment by Amarc to the Vendors of $10,000 and the issuance to the Vendors of 10,000 Amarc common shares. The cash payment and the share issuance were completed in April 2012.

The Franklin property lies 17 kilometers north of the Blackwater deposit and occupies an area of approximately 4.8 square kilometres.

Amarc Resources Ltd.
Notes to Condensed Interim Financial Statements
For the three and six months ended September 30, 2012 and 2011
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

7.	CAPITAL AND RESERVES

(a)	Reconciliation of changes in share capital

Number of
common shares
Number of common shares outstanding at March 31, 2012	138,574,061
Shares issued for acquisition of mineral property (note 6(e))	10,000
Number of common shares outstanding at September 30, 2012	138,584,061

8.	RELATED PARTY TRANSACTIONS

(a)	Outstanding balances

	September 30, 2012	March 31, 2012
Balance due from (to) Hunter Dickinson Services Inc ("HDSI") (note 8(c))	$(41,573)	$(6,770)

(b)	Transactions with key management personnel

Transactions with key management personnel were as follows:

	Three months ended		Six months ended
	September 30		September 30
	2012	2011	2012	2011

Short-term employee benefits	$135,550	$93,750	$273,072	$187,500
Share-based payments	75,846	220,182	155,482	220,182

Total	$211,396	$313,932	$428,554	$407,682

Amarc Resources Ltd.
Notes to Condensed Interim Financial Statements
For the three and six months ended September 30, 2012 and 2011
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

(c)	Entities with significant influence

Hunter Dickinson Services Inc. ("HDSI")

Transactions with HDSI during the three and six months ended September 30, 2012 and 2011 were as follows:

	Three months ended		Six months ended
	September 30		September 30
	2012	2011	2012	2011

Based on annually set rates	$933,942	$486,814	$2,165,841	$815,996
Reimbursement of third party expenses	58,482	37,049	113,732	62,499

Total	$992,424	$523,863	$2,279,573	$878,495

9.	EMPLOYEES BENEFITS EXPENSES

Employees' salaries and benefits (including share based payments) included in various expenses were as follows:

	Three months ended		Six months ended
	September 30		September 30
	2012	2011	2012	2011

Exploration	$776,515	$409,758	$1,782,227	$608,143
Office and administration	387,807	493,687	837,585	670,552
Shareholder communication	51,273	8,131	84,006	21,293

Total	$1,215,595	$911,576	$2,703,818	$1,299,988

10.	SUBSEQUENT EVENTS

(a)	Share issuance

Subsequent to September 30, 2012, the Company issued 40,000 shares pursuant to an option agreement signed in September 2011 whereby the Company was granted an option to acquire an undivided 100% interest in the Blackwater South property located in the Omineca Mining Division, British Columbia.

Amarc Resources Ltd.
Notes to Condensed Interim Financial Statements
For the three and six months ended September 30, 2012 and 2011
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

(b)	Galaxie Property

Subsequent to the reporting period, on November 1, 2012, the Company entered into an agreement with a publicly-listed company, Quartz Mountain Resources Ltd. ("Quartz") whereby the Company can earn up to a 50% interest in the Galaxie and ZNT properties owned by Quartz. The Company and Quartz have certain directors in common. The agreement is subject to regulatory approval.

The Company and Quartz have agreed to conduct exploration activities at the Galaxie and ZNT projects as an unincorporated joint venture, upon the Company earning its interest in these properties, whereby Quartz would transfer into the joint venture its interest in the properties including its obligations under the related acquisition agreements, the Galaxie royalty agreement, and its convertible debenture. The Company and Quartz have agreed that Quartz will initially be the Manager of the joint venture.

An initial 40% interest will be earned by the Company paying to Quartz $1,000,000 in cash and also funding $1,000,000 of exploration expenses, as defined in the agreements, to be incurred by Quartz on these properties, prior to December 31, 2012. The Company has advanced $1,950,000 in November 2012.

Upon earning the initial 40% interest, the Company will have an option to earn an additional 10% (for a total of 50%) interest in these properties by funding $1,000,000 of exploration expenses to be incurred by Quartz on these properties, prior to September 30, 2013. If the Company chose not to, or was unable to, exercise this option, its interest would remain at 40%, subject to customary dilution provisions.

(c)	Babine North Property

Subsequent to September 30, 2012, the Company entered into an option agreement with a third party vendor under which it was granted an option to acquire a 100% interest in eight mineral claims comprising approximately 35 square kilometres internal and adjacent to its Silver Vista property. Pursuant to the Option Agreement, the Company can acquire a 100% interest in the property by issuing a total of 200,000 common shares, making cash payments in the aggregate amount of $130,000 and expending a total of $630,000 on the property over a six year period.